(TRANSLATION)

SHARE HANDLING REGULATIONS
OF
MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
(Matsushita Denki Sangyo Kabushiki Kaisha)

CHAPTER I

GENERAL PROVISIONS

Article 1. (Purpose)

      Pursuant to the authority granted by Article 10 of the Articles of Incorporation of the Company, as amended, these Regulations shall govern the denominations of share certificates, handling of shares of stock of the Company and charges therefor; handling of shares in respect of beneficial shareholders shall be governed by Chapter IX of these Regulations.

Article 2. (Transfer Agent)

      The Transfer Agent of the Company, its handling office and liaison offices shall be as follows:

Transfer Agent:	The Chuo Mitsui Trust and Banking Company, Limited 7-1, Kyobashi 1-chome, Chuo-ku, Tokyo

Handling Office:	The Chuo Mitsui Trust and Banking Company, Limited Osaka Branch Office 2-21, Kitahama 2-chome, Chuo-ku, Osaka

Liaison Offices:	Head office and all branch offices of

The Chuo Mitsui Trust and Banking Company, Limited

Head office, branch offices and local offices of Japan Securities Agents, Ltd.

Article 3. (Denominations of Share Certificates)

1. All share certificates to be issued by the Company shall be of the non-bearer type, and shall be in the denominations of one hundred (100), five hundred (500), one thousand (1,000), five thousand (5,000), ten thousand (10,000), one hundred thousand (100,000) shares and those representing any number less than one hundred (100) shares; provided, however, that the share certificates to be reissued to represent shares deposited with Japan Securities Depository Center in respect of which non-possession of share certificates was requested, which are purchased by the Company for the purpose of retirement thereof, may be issued in the number of such shares to be reissued.

2. However, of the share certificates referred to in the preceding paragraph, share certificates representing any number of shares less than one unit as provided for in Article 7 of the Articles of Incorporation (hereinafter referred to as “fractional unit shares”) shall not be issued, except pursuant to the provisions of Articles 15 through 17 hereof.

Article 4. (Method of Making Requests and Reports)

1. All requests, reports and other procedures with respect to the business which the Company has entrusted to the Transfer Agent shall be made to the Transfer Agent.

2. All requests and reports under these Regulations shall be made in the forms prescribed by the Company and affixed with the seal impression which has been filed with the Company under Article 9.

3. Should any request or report referred to in the preceding paragraph be made by a proxy, a document evidencing the authority of such proxy shall be submitted to the Transfer Agent.

CHAPTER II

REGISTRATION OF TRANSFER OF SHARES

Article 5. (Registration of Transfer of Shares)

1. In case registration of transfer of shares is requested, a written request therefor shall be submitted together with the share certificates concerned; provided, however, that no request may be made for registration of any transfer of fractional unit shares for the reason of acquisition by assignment, unless the person acquiring such shares is a shareholder whose name appears on the register of shareholders.

2. In case registration of transfer of shares is requested for reasons other than assignment, a written request therefor and the share certificates concerned together with a document evidencing the reason for such acquisition shall be submitted; provided, however, that if no share certificates have been issued for such shares, submission of share certificates shall not be required.

Article 6. (Registration of Transfer of Shares Where Special Procedure is Required by Laws or Ordinances)

      In case the transfer of shares requires the compliance with a special procedure by laws or ordinances, a document evidencing the completion of the compliance with such special procedure shall also be submitted.

CHAPTER III

REGISTRATION OF PLEDGE
AND INDICATION OF TRUST PROPERTY

Article 7. (Registration of Pledge and Cancellation Thereof)

      In case registration of a pledge or cancellation thereof is requested in respect of shares, a written request therefor jointly signed by the pledgor and the pledgee shall be submitted together with the share certificates concerned.

Article 8. (Indication of Trust Property and Cancellation Thereof)

      In case indication of a trust property or cancellation thereof is requested in respect of shares, a written request therefor shall be submitted either by the trustor or by the trustee together with the share certificates concerned.

CHAPTER IV

REPORTS

Article 9. (Reports of Name, Address and Seal Impression)

1. A shareholder, his/her registered pledgee or his/her legal representative, if any, shall report their names, addresses and seal impressions; provided, however, that a foreigner may substitute his/her specimen signature for such seal impression.

2. In case of any change in the matters referred to in the preceding paragraph, a report thereof shall be submitted.

Article 10. (Report of Address by Nonresident Shareholders)

1. A shareholder and his/her registered pledgee or his/her legal representative, if any, who is not residing in Japan shall, in addition to the procedures referred to in the preceding Article, either appoint a standing proxy or designate a mailing address in Japan, and a report thereof shall be submitted.

2. The provisions of the preceding Article shall apply mutatis mutandis to the standing proxy.

Article 11. (Representative of Corporation)

1. If a shareholder is a corporation, the name of a representative of such corporation shall be reported.

2. With respect to any change in the matters referred to in the preceding paragraph, a written report thereof shall be submitted together with a certified copy of the extract of the corporate registration record.

Article 12. (Representative of Jointly-Owned Shares)

1. Shareholders who own shares jointly shall appoint one representative and a report thereof signed by all such shareholders shall be submitted.

2. The same shall apply in case of any change occurring in such representative.

Article 13. (Change in Entries in the Register of Shareholders and in Share Certificates)

      Should it be desired to make any change of an entry in the register of shareholders or in share certificates for the following reasons, a written report thereof shall be submitted together with the share certificates concerned and a certified copy of the extract of the family registration record or of the corporate registration record concerned:

1) change of family name, or first name;

2) appointment of legal representative, change or cancellation thereof;

3) change of trade name or corporate name; and

4) change in corporate organisation.

CHAPTER V

REISSUANCE OF SHARE CERTIFICATES

Article 14. (Reissuance due to Division or Consolidation)

      In case issuance of new share certificates is requested for the purpose of dividing or consolidating share certificates, a written request therefor shall be submitted together with the share certificates concerned.

Article 15. (Reissuance due to Loss)

      In case issuance of new share certificates is requested due to loss, a written request therefor shall be submitted together with a certified transcript of the judgment of nullification of such lost share certificates.

Article 16. (Reissuance due to Defacement or Mutilation)

      In case issuance of new share certificates is requested due to defacement or mutilation, a written request therefor shall be submitted together with the share certificates concerned; provided, however, that if it is difficult to discern whether the share certificates in question are genuine or not because of excessive defacement or mutilation, the procedure prescribed in the preceding Article shall apply mutatis mutandis.

Article 17. (Reissuance due to Completion of Columns for Endorsement)

      In case all the columns for endorsement of a share certificates have been filled, the Company shall retrieve such share certificate and issue a new share certificate.

CHAPTER VI

NON-POSSESSION OF SHARE CERTIFICATES

Article 18. (Request for Non-possession of Share Certificates)

      In case non-possession of share certificates is requested, a written request therefor shall be submitted together with the share certificates concerned; provided, however, that if the share certificates concerned have not yet been issued, submission of share certificates shall not be required.

Article 19. (Request for Issuance or Delivery of Share Certificates Placed in Non-possession Status)

      In case a shareholder who has requested non-possession of share certificates requests the issuance or return of the share certificates, a written request therefor shall be submitted; provided, however, that no request may be made for delivery of share certificates representing fractional unit shares if the Company has treated the certificates for such shares as non-issued share certificates.

CHAPTER VII

PURCHASE OF FRACTIONAL UNIT SHARES

Article 20. (Request for Purchase of Shares)

      In case purchase of fractional unit shares by the Company is requested, a request therefor in the form prescribed by the Company shall be submitted together with the share certificates concerned; provided, however, that if no share certificates have been issued for such shares, submission of share certificates shall not be required.

Article 21. (Purchase Price)

      The purchase price per share of the fractional unit shares shall be the last selling price of the shares at the Osaka Securities Exchange on the day when such request is accepted by the Handling Office or any of the Liaison Offices of the Transfer Agent referred to in Article 2; provided, however, that if no sales were made on such day at the Osaka Securities Exchange, that last selling price of the shares at the Tokyo Stock Exchange on that day shall be the purchase price. In case no sales were made at either of these exchanges, the price at which the shares were first sold at the Osaka Securities Exchange subsequent to that day shall be the purchase price.

Article 22. (Payment of Purchase Price)

1. The purchase price shall be paid on and after the day specified by the Company which will be within six business days from the day following the day when the purchase price is fixed pursuant to the preceding Article, at the place where the request for purchase was submitted, to the shareholder who requested such payment.

2. The shareholder who made a request for such purchase may request that such payment be made by way of transfer to a bank account designated by him/her, or by postal money order.

3. At the time of payment of such purchase price, share handling charges provided for in item 2 of Article 24 shall be deducted.

Article 23. (Transfer of Title to Purchased Shares)

      When purchase of fractional unit shares by the Company is requested, the title to such shares shall be transferred to the Company on the date specified by the Company in the case provided in paragraph 1 of the preceding Article, or on the date when all payment procedures have been completed in the case provided in paragraph 2 of the preceding Article.

CHAPTER VIII

HANDLING CHARGES

Article 24. (Handling Charges)

      Handling charges in connection with shares of the Company shall be as follows:

1. Article 15. (Reissuance due to Loss), Article 16. (Reissuance due to Defacement or Mutilation), and Article 19. (Request for Issuance or Delivery of Share Certificates Placed in Non-possession Status):

The charges shall be an amount equivalent to the amount of revenue stamps incurred for the issuance of the new share certificates.

2. In the case of purchasing of fractional unit shares pursuant to Article 20. (Request for purchase of Shares):

The charges shall be the amount equal to the proportion of an amount set forth below as equivalent to the brokerage commission for sales of shares to the relevant number of fractional unit shares so purchased.

In respect of the total amount obtained by multiplying the purchase price per share provided for in Article 21 by the number of shares constituting one unit of shares:

For the portion of not more than one million (1,000,000) yen: 1.15%

For the portion of more than one million (1,000,000) yen and not more than five million yen (5,000,000) yen: 0.9%

(Any amount less than one (1) yen shall be disregarded.)

CHAPTER IX

SPECIAL TREATMENT
WITH RESPECT TO BENEFICIAL SHAREHOLDERS

Article 25. (Entry into Register of Beneficial Shareholders)

      The entry into the register of beneficial shareholders shall be made based on the notice of beneficial shareholders from Japan Securities Depository Center (the “Center”) and beneficial shareholder cards.

Article 26. (Beneficial Shareholder Cards)

      The beneficial shareholders shall file with the Company their beneficial shareholder cards through any participant of the Center (the “Participant”); provided, however, in case the aggregate number of shares represented by share certificates of any beneficial shareholder deposited with the Participant is less than one full unit of shares, no such beneficial shareholder may file his/her beneficial shareholder card.

Article 27. (Integration)

      In case any shareholder whose name appears on the register of shareholders is deemed to be the same person as any beneficial shareholder whose name appears on the register of beneficial shareholders because of the identity of names and addresses, the respective numbers of shares of each such registration shall be aggregated in respect of the exercise of rights of shareholders.

Article 28. (Reports by Beneficial Shareholders)

1. The provision of Chapter IV shall be applicable, mutatis mutandis, to the beneficial shareholders; provided, however, that submission of share certificate(s) shall not be required for changing the entry in the register of beneficial shareholders.

2. Whenever the beneficial shareholders shall make any reports as provided in the preceding paragraph to the Company, such report shall be made through the Participant, except when the change of the registered seal impression is made.

Article 29. (Purchase of Fractional Unit of Shares of Beneficial Shareholders)

      The provisions of Chapter VII shall be applicable, mutatis mutandis, to the beneficial shareholders; provided, however, that if any beneficial shareholder requests the purchase of fractional unit of shares, he/she shall do so through the Participant(s) and the Center.

Article 30. (Miscellaneous)

      Treatment and handling relating to the beneficial shareholders shall be governed by the rules or regulations established by the Center in addition to this Chapter.

SUPPLEMENTARY PROVISION

      The amendments to this Regulations shall come into force on April 1, 2000.